UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            NoFire Technologies, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.020 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew H. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-5130
------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 28, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 2 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         NF Partners, LLC
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                3,829,822
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           3,829,822
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,829,822
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 3 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Andrew H. Tisch
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                285,000
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           285,000
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         285,000
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 4 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         JMC Investments LLC
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                178,134
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           178,134
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         178,134
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 5 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         John Capozzi
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         OO
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                175,000
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           175,000
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 6 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Ravitch Rice & Company LLC
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                89,065
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           89,065
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         89,065
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 7 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Barry L. Bloom
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                160,317
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           160,317
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,317
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 8 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robyn Samuels
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                35,624
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           35,624
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         35,624
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 9 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Paul A. Downey
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                178,134
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           178,134
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         178,134
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 10 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert N. Downey
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                1,246,915
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           1,246,915
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,246,915
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 11 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert H. Savage
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                277,777
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           277,777
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         277,777
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                      Page 12 of 24 Pages
------------------------------------------------------------------------------

-------- ---------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Thomas M. Steinberg
-------- ---------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- ---------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ---------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ---------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      |_|
-------- ---------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ---------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                160,317
                   ------- ---------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ---------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           160,317
                   ------- ---------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ---------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,317
-------- ---------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- ---------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
-------- ---------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 654865 10 4           13D                     Page 13 of 24 Pages


          This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 26, 1998 by NF Partners, LLC, a Delaware limited liability company, JMC Investments LLC, a Connecticut limited liability company, Ravitch Rice & Company LLC, a New York limited liability company, Barry L. Bloom, Robyn Samuels, Paul A. Downey, Robert H. Savage, Thomas M. Steinberg, Andrew H. Tisch, and John Capozzi and relates to the acquisition on October 28, 1998 of 370,000 shares of Common Stock, par value $ .020 per share (the "Common Stock"), of NoFire Technologies, Inc. (the "Issuer") and warrants to purchase 925,000 shares of Common Stock. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.   Identity and Background.

          (a)

          This statement is being filed by the following entities and individuals:

          1. NF Partners, LLC, a Delaware limited liability company ("NFP");

          2. JMC Investments LLC, a Connecticut limited liability company
     ("JMC");

          3. Ravitch Rice & Company LLC, a New York limited liability company ("RRC");

          4. Barry L. Bloom ("Bloom");

          5. Robyn Samuels ("Samuels");

          6. Paul A. Downey ("Paul Downey");

          7. Robert N. Downey (Robert Downey");

          8. Robert H. Savage ("Savage");and

          9. Thomas M. Steinberg ("Steinberg").

NFP, JMC, RRC, Bloom, Samuels, Paul Downey, Robert Downey, Savage and Steinberg are referred to herein individually as a "Purchase Agreement Investors" and collectively as the "Purchase Agreement Investors". This statement is also being filed by Andrew H. Tisch ("Andrew H. Tisch") and John Capozzi ("Capozzi"). Andrew H. Tisch, Capozzi and the Purchase Agreement Investors are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

          On October 28, 1998, the Purchase Agreement Investors other than Savage (the "Supplemental Purchase Agreement

CUSIP NO. 654865 10 4           13D                     Page 14 of 24 Pages

Investors") purchased from the Issuer in a private placement an aggregate of 370,000 units, each unit consisting of one share of Common Stock, and five-year warrants (the "Supplemental Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock at an initial exercise price of $ .50 per share, for aggregate consideration of $185,000 pursuant to a Supplemental Common Stock and Five-Year Warrant Purchase Agreement (the "Supplemental Purchase Agreement") dated as of October 26, 1998 by and among the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

          The Supplemental Purchase Agreement allows the Supplemental Purchase Agreement Investors to purchase a total of 960,000 units, each unit consisting of one share of Common Stock and Supplemental Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, for total aggregate consideration of $480,000. See Item 6, below.

          By signing this statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 3.   Source and Amount of Funds or Other Consideration.

          Set forth below is information regarding the funds used by the Purchase Agreement Investors to purchase the securities reported in Item 5 below.

     Reporting                                                 Aggregate
      Person              Source of Funds                    Purchase Price

NFP                        Working Capital                      $888,386.99
JMC                        Working Capital                      $ 41,320.78
RRC                        Working Capital                      $ 20,659.84
Bloom                      Personal Funds                       $ 37,188.09
Samuels                    Personal Funds                       $  8,263.58
Paul Downey                Personal Funds                       $ 41,320.78
Robert Downey              Personal Funds                       $289,241.65
Savage                     Personal Funds                       $ 71,428.50
Steinberg                  Personal Funds                       $ 37,188.09

CUSIP NO. 654865 10 4           13D                     Page 15 of 24 Pages

          The foregoing amounts do not include the exercise price of the Purchase Agreement Warrants or the Supplemental Purchase Agreement Warrants. The Purchase Agreement Investors would have to pay the exercise price of the Purchase Agreement Warrants and the Supplemental Purchase Agreement Warrants to obtain the shares of Common Stock that are issuable upon exercise of the Purchase Agreement Warrants and the Supplemental Purchase Agreement Warrants and that are included among the shares of Common Stock beneficially owned by the Purchase Agreement Investors. The initial exercise price of the Supplemental Purchase Agreement Warrants is $0.50 per share of Common Stock. The initial exercise price of the Purchase Agreement Warrants purchased at the First Closing is $1.00 per share of Common Stock. Pursuant to the Supplemental Purchase Agreement, the exercise price of the Purchase Agreement Warrants that will be issued at the Second Tranche Closing and the Second Closing if the conditions for such closings are satisfied was reduced from $1.00 per share of Common Stock to $0.75 per share of Common Stock. The foregoing amounts also do not include the exercise price of certain warrants owned by Andrew H. Tisch and John Capozzi.

CUSIP NO. 654865 10 4           13D                     Page 16 of 24 Pages

Item 5.   Interest in Securities of the Issuer.

          (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The information set forth in this table does not include any shares of Common Stock that the Purchase Agreement Investors may acquire pursuant to the Purchase Agreement or the Supplemental Purchase Agreement at future closings (see Item 6, below). The ownership percentages set forth in the table below are based on 12,366,434 shares of Common Stock having been outstanding subsequent to the transactions effected on October 28, 1998 pursuant to the Supplemental Purchase Agreement, which number of shares was derived by adding the 370,000 shares of Common Stock issued pursuant to the Supplemental Purchase Agreement to the number of shares outstanding last reported by the Issuer (11,996,434 as of July 7, 1998 as reported in the Issuer's Form 10-QSB for the quarter ended May 31,
1998). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.

CUSIP NO. 654865 10 4           13D                     Page 17 of 24 Pages


                                                                                     % of Class
     Name of                        Amount and Nature of                             Out-
  Beneficial Owner                  Beneficial Ownership                             standing
  ----------------                  --------------------                             ----------

                              Owned              Has Right
                              Currently          to Acquire         Total
                              ---------          ----------         -----

NFP                           1,094,235          2,735,587        3,829,822            25.4%
FP                                     (1)                (1)              (1)              (1)
4-14P                                  (1)                (1)              (1)              (1)
Andrew H. Tisch                        (1)                (1)              (1)              (1)
 1991 Trust
Daniel R. Tisch                        (1)                (1)              (1)              (1)
 1991 Trust
James S. Tisch                         (1)                (1)              (1)              (1)
 1991 Trust
Thomas J. Tisch                        (1)                (1)              (1)              (1)
 1991 Trust
Andrew H. Tisch                 160,000(1)         125,000(1)(2)    285,000(1)(2)       2.3%(1)
Daniel R. Tisch                        (1)                (1)              (1)              (1)
James S. Tisch                         (1)                (1)              (1)              (1)
Thomas J. Tisch                        (1)                (1)              (1)              (1)
JMC                              50,895            127,238          178,134             1.4%
Capozzi                         100,000(3)          75,000(3)       175,000(3)          1.4%(3)
RRC                              25,447             63,618           89,065             0.7%
Richard Ravitch                        (4)                (4)              (4)              (4)
Donald S. Rice                         (4)                (4)              (4)              (4)
Barry L. Bloom                   45,805            114,512          160,317             1.3%
Robyn Samuels                    10,178             25,446           35,624             0.3%
Paul A. Downey                   50,895            127,238          178,134             1.4%
Robert N. Downey                356,262            890,654        1,246,915             9.4%
Robert H. Savage                 79,365            198,412          277,777             2.2%
Thomas M. Steinberg              45,805            114,512          160,317             1.3%
                              ---------          ---------        ---------            -----
Total                         2,018,887          4,597,218        6,616,105            39.0%


CUSIP NO. 654865 10 4           13D                     Page 18 of 24 Pages

(1) Does not include shares owned by NFP. None of FP, 4-14P or the Messrs. Tisch beneficially owns any shares of Common Stock, except for the shares of Common Stock beneficially owned by Andrew H. Tisch and except to the extent that beneficial ownership of shares of Common Stock beneficially owned by NFP may be attributed to them.

(2) Prior to the transactions effected pursuant to the Purchase Agreement, Mr. Tisch acquired the following warrants: (a) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on November 13, 2001, (b) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on September 22, 2002 and (c) warrants to acquire 25,000 shares of Common Stock at an exercise price of $3.00 per share, which warrants expire on September 22, 2002.

(3) Shares in the "Owned Currently" column are owned by Mr. Capozzi's wife. Shares in the "Has Right to Acquire" column are shares of Common Stock issuable upon exercise of the Consultant Warrants. Mr. Capozzi's rights to receive the Consultant Warrants vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform consulting services for the Issuer over a five-year period commencing on the date of the First Closing. Does not include shares owned by JMC.

(4) Does not include shares owned by RRC. Neither Mr. Ravitch nor Mr. Rice beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by RRC may be attributed to them.

          (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.

CUSIP NO. 654865 10 4           13D                     Page 19 of 24 Pages


                                                                              Power to Dispose or
   Name of Beneficial             Power to Vote or Direct                         Direct the
         Owner                         the Vote                                  Disposition
         -----                         --------                                 --------------

                                 Sole                Shared                 Sole              Shared
                                 ----                ------                 ----              ------


NFP                           3,829,822                   0               3,829,822                  0
FP                                     (1)                 (1)                     (1)             (1)
4-14P                                  (1)                 (1)                     (1)             (1)
Andrew H. Tisch                        (1)                 (1)                     (1)             (1)
 1991 Trust
Daniel R. Tisch                        (1)                 (1)                     (1)             (1)
 1991 Trust
James S. Tisch                         (1)                 (1)                     (1)             (1)
 1991 Trust
Thomas J. Tisch                        (1)                 (1)                     (1)             (1)
 1991 Trust
Andrew H. Tisch                 285,000(1)                 (1)              285,000(1)             (1)
Daniel R. Tisch                        (1)                 (1)                     (1)             (1)
James S. Tisch                         (1)                 (1)                     (1)             (1)
Thomas J. Tisch                        (1)                 (1)                     (1)             (1)
JMC                             178,134                      0              178,134                  0
RRC                              89,065                      0               89,065                  0
Capozzi                         175,000(2)                 (2)              175,000(2)             (2)
Richard Ravitch                        (3)                 (3)                     (3)             (3)
Donald S. Rice                         (3)                 (3)                     (3)             (3)
Barry L. Bloom                  160,317                      0              160,317                  0
Robyn Samuels                    35,624                      0               35,624                  0
Paul A. Downey                  178,134                      0              178,134                  0
Robert N. Downey              1,246,915                      0            1,246,915                  0
Robert H. Savage                277,777                      0              277,777                  0
Thomas M. Steinberg             160,317                      0              160,317                  0



(1) By virtue of their status as managing trustees of the trusts which are the general partners of FP and which are (i) members of 4-14P or (ii) partners of partnerships which are members of 4-14P or (iii) partners of partnerships which are partners of partnerships which are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or

CUSIP NO. 654865 10 4           13D                     Page 20 of 24 Pages

         direct the disposition of the shares of Common Stock owned by NFP.

(2) By virtue of his status as manager and a member of JMC, Mr. Capozzi may be deemed to have indirectly power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by JMC.

(3) By virtue of their status as members of RRC, Mr. Ravitch and Mr. Rice may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

          (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were the respective acquisitions by the Supplemental Purchase Agreement Investors on October 28, 1998 from the Issuer in a private placement pursuant to the Supplemental Purchase Agreement of units consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, which are summarized below. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

                 Name of
            Reporting Person                       Units
            ----------------                       -----
                                       Number          Price/Unit
                                       ------          ----------

NFP                                    241,061         $0.50
JMC                                     11,212         $0.50
RRC                                      5,606         $0.50
Barry L. Bloom                          10,091         $0.50
Robyn Samuels                            2,242         $0.50
Paul A. Downey                          11,212         $0.50
Robert N. Downey                        78,485         $0.50
Robert H. Savage                             0         $0.50
Thomas M. Steinberg                     10,091         $0.50
                                       -------
                                       370,000

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in
Item 2 above.

CUSIP NO. 654865 10 4           13D                     Page 21 of 24 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Supplemental Purchase Agreement Investors purchased 370,000 shares of Common Stock and Supplemental Purchase Agreement Warrants exercisable for 925,000 shares of Common Stock from the Issuer in a private placement on October 28, 1998 pursuant to the Supplemental Purchase Agreement.

          The Supplemental Purchase Agreement provides that the Supplemental Purchase Agreement Investors may purchase up to an additional 590,000 units. In order to obtain any financing under the Supplemental Purchase Agreement, the Issuer must on or before March 31, 1999 give the Chief Financial Officer of the Tisch Family Interests, as agent for the Supplemental Purchase Agreement Investors (the "Agent"), at least ten (10) days written notice of its desire to obtain such financing setting forth in detail each proposed expenditure required (the "Proposed Expenditure"), the purpose therefor, the payee or payees and any other pertinent information. The Agent must either accept or decline the Issuer's request to finance the Proposed Expenditure by replying in writing within ten (10) days of receipt of the Issuer's notice. Each purchase and sale shall be consummated at a closing on the date set forth in the notice requesting the Proposed Expenditure. The aggregate purchase price paid by the Agent on behalf of the Supplemental Purchase Agreement Investors shall be an amount up to the total amount requested, and the total number of units issued and sold to the Supplemental Purchase Agreement Investors shall be two times the aggregate purchase price paid, allocated to each Supplemental Purchase Agreement Investor pro rata according to percentages set forth in Schedule 1 of the Supplemental Purchase Agreement.

          Pursuant to the Supplemental Purchase Agreement, Sam Oolie agreed to defer and subordinate his salary from the Issuer from October 26, 1998 through March 31, 1999 or such earlier date as the Issuer shall have available cash flow from revenues.

          Also pursuant to the Supplemental Purchase Agreement, the Issuer amended Section 2.1(b) and Section 2.2 of the Purchase Agreement to provide that the purchase price for each unit purchasable under the Purchase Agreement will be reduced from $.90 to $.75 and the exercise price of each Purchase Agreement Warrant to be issued in the Second Tranche Closing and the Second Closing if the conditions for such closings are satisfied will be reduced from $1.00 to $.75 per share of Common Stock.

Item 7.   Material to be filed as Exhibits.

Exhibit 1.  Agreement regarding the joint filing of this Statement.

CUSIP NO. 654865 10 4           13D                     Page 22 of 24 Pages

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.
            Incorporated  herein  by  reference  to  Exhibit  2 to  the
            Schedule 13D.

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A.) Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

Exhibit 4. Registration  Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the
           Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase
           Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

CUSIP NO. 654865 10 4           13D                     Page 23 of 24 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

October 30, 1998                          NF PARTNERS, LLC

                                          By /s/ Andrew H. Tisch
                                             Andrew H. Tisch, Manager

                                          JMC INVESTMENTS LLC

                                          By /s/ John Capozzi
                                             John Capozzi, Manager

                                          RAVITCH RICE & COMPANY LLC

                                          By /s/ Donald S. Rice
                                             Donald S. Rice, Managing Director

                                          /s/ Barry L. Bloom
                                                 Barry L. Bloom

                                          /s/ Robyn Samuels
                                                 Robyn Samuels

                                          /s/ Paul A. Downey
                                                  Paul A. Downey

CUSIP NO. 654865 10 4           13D                     Page 24 of 24 Pages

                                          /s/ Robert N. Downey
                                                    Robert N. Downey

                                          /s/ Robert H. Savage
                                                    Robert H. Savage

                                          /s/ Thomas M. Steinberg
                                                    Thomas M. Steinberg

                                          /s/ Andrew H. Tisch
                                                    Andrew H. Tisch

                                          /s/ John Capozzi
                                                    John Capozzi

                                  EXHIBIT INDEX


Exhibit 1. Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year  Warrant  Purchase  Agreement
           dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.
           Incorporated  herein  by  reference  to  Exhibit  2 to  the
           Schedule 13D.

Exhibit 3. Form of Warrant.  (Attached to the Purchase Agreement as Exhibit A.)
           Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

Exhibit 4. Registration  Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the
           Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase
           Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

                                                                       EXHIBIT 1

                                    AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 1 dated October 30, 1998 to the Schedule 13D relating to the Common Stock, par value $0.20 per share, of NoFire Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:         October 30, 1998


                                         NF PARTNERS, LLC

                                         By         /s/ Andrew H. Tisch
                                             Andrew H. Tisch, Manager


                                         JMC INVESTMENTS LLC

                                          By        /s/ John Capozzi
                                              John Capozzi, Manager


                                         RAVITCH RICE & COMPANY LLC

                                         By         /s/ Donald S. Rice
                                             Donald S. Rice, Managing
                                                      Director


                                         /s/ Barry L. Bloom
                                                 Barry L. Bloom


                                        /s/ Robyn Samuels
                                                 Robyn Samuels


                                        /s/ Paul A. Downey
                                                 Paul A. Downey

                                        /s/ Robert N. Downey
                                                  Robert N. Downey


                                        /s/ Robert H. Savage
                                                  Robert H. Savage


                                        /s/ Thomas M. Steinberg
                                                Thomas M. Steinberg


                                        /s/ Andrew H. Tisch
                                                Andrew H. Tisch


                                        /s/ John Capozzi
                                                John Capozzi